Mail Stop 3561

May 13, 2009

Daniel P. Donovan, Chief Executive Officer
Star Gas Partners, L.P.
2187 Atlantic Street
Stamford, Connecticut 06902

      Re: **Star Gas Partners, L.P.**
              Correspondence Submitted April 17, 2009 Regarding
              Form 10-K for Year Ended September 30, 2008
              Filed December 10, 2008
              Form 10-Q for the Period Ended December 31, 2008
              Filed February 4, 2009
              File No. 1-14129

              Star Gas Finance Company
              Form 10-K for Year Ended September 30, 2008
              Filed December 10, 2008
              Form 10-Q for the Period Ended December 31, 2008
              Filed February 4, 2009
              File No. 333-103873-01

Dear Mr. Donovan:

      We have reviewed the letter submitted to us on April 17, 2009 in response to our letter dated April 7, 2009 and we have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. On the last page of the letter submitted to us on April 17, 2009, it appears that counsel is acknowledging on your behalf that you are responsible for the adequacy and accuracy of the disclosure in your filings, staff comments or changes to disclosure in

response to staff comments do not foreclose us from taking any action with respect to your filings, and you may not assert staff comments as a defense in any proceeding initiated by us or any person under the federal securities laws of the United States. However, we consider counsel an advisor to you and not one of the authorized representatives able to provide these acknowledgements on your behalf. Therefore, please have one of your authorized representatives, such as a representative authorized to sign the periodic reports you file with us, provide and sign these acknowledgements on your behalf.

2. We note your responses to comments three, six through 12, and 14 through 16, in our letter dated April 7, 2009. In those responses, you state that in future filings you will comply with our comments. Please provide us with your intended disclosure for your future filings.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact, Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: R. Brian Brodrick, Esq.
        Phillips Nizer LLP
        Via Facsimile